Filed by Rockley Photonics Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-255019

Subject Companies:

Rockley Photonics Limited

SC Health Corporation

(Commission File No. 001-38972)

ROCKLEY PHOTONICS

EMPLOYEE FREQUENTLY ASKED QUESTIONS

THIS IS NOT INTENDED TO BE A SOLICITATION FOR SUPPORT OF THE TRANSACTION. PLEASE SEE “ADDITIONAL INFORMATION AND WHERE TO FIND IT”

General Questions

1.	What is a SPAC and why are we merging with a SPAC?

A special purpose acquisition company (SPAC) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of merging with an existing company — in our case, SC Health Corporation (NYSE: SCPE) is the publicly traded SPAC that is merging with Rockley in order for us to reach the public markets. SPACs have been around for decades. In recent years, they’ve gone mainstream, attracting big-name underwriters and investors and raising a record amount of IPO money in 2020.

By merging with SC Health Corporation and simultaneously raising $150MM in a concurrent private offering, we will be better able to continue to rapidly grow our business. We have had tremendous success redefining how to build a successful silicon photonics company to date, but as a public company we believe we will have access to the capital necessary to grow our core markets, expand into new markets and continue to delight our customers as we enable new applications and functionality in the emerging consumer health and wellness markets.

2.	Is Rockley now a publicly traded company?

The proposed transaction is expected to close in Q2 of 2021, after which Rockley will become a publicly traded company, listed on the NYSE with a new ticker symbol, “RKLY”. Until that time, we remain a private company, focused on building the world’s premier silicon photonics company in the world.

3.	How are we explaining this to customers/partners/friends and family?

We have shared the news with our customers and partners along with the announcement of the transaction. Beyond that, we are all under strict non-disclosure regulations that prohibit us from providing any other detail than what is in the announcement. More information is being shared with Rockley employees than externally - you know more than many investors or ex-employees. For this reason, you must not talk to anyone about the information that was provided to you.

4.	What changes can we expect in our day-to-day business roles?

Nothing should change between now and the closing of the transaction. We will continue to operate in accordance with company goals and grow the business as we know we can. When we do emerge as a public company, we will of course face more public scrutiny, but we will be prepared for that and maintain an ongoing dialogue with all of our employees so that everyone is on the same page.

5.	Will I be asked to vote on the transaction?

No. SC Heath Corporation will prepare a proxy statement that will be sent to its shareholders in connection with its special meeting approving the transaction, however, shareholders holding a number of shares of Rockley common stock required to approve the transaction have already done so.

6.	If I get a call or meet someone from the media that knows that I work at Rockley and they ask about this development, what should I tell them?

You must not talk to press or share any company information outside, even with your friends and family. Not even spouses. This is not an arbitrary ask — it is a legal mandate that we are obligated to follow during this process. Please direct them to press@Rockleyphotonics.com, which is our current policy.

Please note that members of the media or those otherwise looking for information may not always disclose themselves as such - it could even be customers, industry contacts or others you know personally. Please exercise extra caution and be wary of anyone (even people you know) asking you about the company or its plans.

7.	Since I work here at Rockley, am I considered an ‘Insider’? And does that mean I can be held accountable for insider trading?

An insider is anyone who has a relationship of trust and confidence with Rockley. So yes, our employees are insiders. As an employee, you should NEVER share ‘non-public’ information with anyone outside of Rockley. A good rule of thumb is to consider anything on our website public, and anything not on our website or otherwise in the public arena and clearly shared by Rockley as “non-public” (social media/news websites might not be accurate so please do not use this as a benchmark). Remember that this obligation extends to trading in the stock of SC Health Corporation before the transaction is completed.

8.	Will this deal create a need to downsize “redundant” employees?

No. SC Health Corporation is a public shell company with no commercial operations. When the transaction is complete, Rockley employees will comprise the entire operating workforce, and we will be laser-focused on the task at hand: meeting our targets and delivering numbers.

9.	Is it possible for Rockley employees to buy Rockley shares between now and the public listing date? If so, at what price can we buy them?

Currently, there are no plans to provide an opportunity for employees to acquire shares before the public listing date (other than pursuant to the exercise of outstanding vested stock options and only prior to the commencement of the pre-closing administrative blackout period on option exercises (except for expiring options).

10.	Curious, about the listing. Would there be a heads-up to put the share options to use and buy the shares, when such thing would start to look meaningful?

As a public company we cannot guide or educate the employees on how to trade on their options. We would encourage you to talk to your financial advisors.

11.	The press release suggests there are implications regarding the value of Rockley shares at a certain point in time. What does this transaction mean for me as a new employee?

We cannot comment on the current value of Rockley shares. However, we can tell you that the currently contemplated business transaction with SC Health Corporation values Rockley, as an enterprise, at approximately $1.148 billion. At the conclusion of our proposed transaction, our shares will trade on the NYSE and will fluctuate in value.

12.

The March 19, 2021 Rockley press release included the following statement: The transaction is expected to deliver up to $323 million of gross proceeds to the combined company, including the contribution of up to $173 million of cash held in SC Health Corporation’s trust account. The combination is further supported by a $150 million PIPE at $10.00 per share, with participation from top-tier institutional investors including Senvest Management LLC and UBS O’Connor and participation from Medtronic. Does this public statement now mean Rockley employees or non-employees can purchase shares being sold at $10?

Currently, there are no plans to provide an opportunity for employees to acquire shares before the public listing date (other than pursuant to the exercise of outstanding vested stock options and only prior to the commencement of the pre-closing administrative blackout period on option exercises (except for expiring options). We cannot guide or educate employees or potential employees on investments. We would encourage you to talk to your financial advisors.

Employees with stock options

13.	What does this mean for me and my vested and/or unvested options?

Once the transaction is complete, you will be part of a publicly traded company. With regard to your options, they will be converted into an option to purchase shares of the publicly traded company resulting from the SPAC merger. The details of the conversion will be provided over the next several weeks. For now, there is no impact on the structure of your equity.

14.	How does this impact valuation / dilution / trading price?

We cannot comment on the current value of Rockley shares. However, we can tell you that the currently contemplated transaction with SC Health Corporation values Rockley, as an enterprise, at approximately $1.148 billion. In addition to the ordinary shares currently outstanding, Rockley has outstanding convertible loan notes, warrants and options. Based on certain assumptions related to the treatment of these notes, warrants and options in the proposed business combination, we currently anticipate that the value per share of each Rockley share as of the closing of the proposed transaction will be between $21.00 and $24.61 per share. Prior to the closing of the transaction, we anticipate implementing a stock split of between 2.1 to 2.4610 per share, such that each current share of Rockley will represent between 2.1 and 2.4610 shares of Rockley Photonics Holdings Limited, and such share will have a value at the closing of $10.00 per share on a post-split basis. Any options that you hold will be proportionately adjusted as well. At the conclusion of our proposed transaction, our shares will trade on the NYSE and will fluctuate in value.

15.	How does this impact lockups / re-ups / transfers / rollovers?

Information about this will be provided in the coming weeks.

16.	What does this mean for me if options have been offered subject to board approval (e.g., in employment agreement) but not yet granted?

As noted in your offer, options are subject to board approval and expected to be granted pursuant to the terms and conditions of Rockley’s new Stock Incentive Plan after we become a publicly traded company resulting from the SPAC merger. We look forward to providing you with further information over the upcoming weeks and months.

17.	Is there an employee discount? Or upside for employees versus outside shareholders?

Currently, there are no plans to allow the option for employees to acquire shares at a discount (other than pursuant to equity awards that may be available under Rockley’s new Stock Incentive Plan after the closing). It is expected that friends and family would have to acquire shares in the open market if/when Rockley is listed. All employees need to be mindful of insider trading rules, for which training will be provided. It is of paramount importance that inside information is not shared outside of Rockley.

18.	Is there a difference in the type of options granted to employees versus shareholders?

Only employees and other service providers will be eligible for equity awards under Rockley’s new Stock Incentive Plan after the closing. We look forward to providing you with further information over the upcoming weeks and months.

19.	I heard some employees will receive options and some will receive RSUs. What is the difference? How does the company decide who will receive what?

The awards to be granted under Rockley’s new Stock Incentive Plan are still to be determined. More information will be provided in the coming weeks and months.

20.	Is it possible for me to exercise my vested options now?

Yes, but we may impose an administrative blackout on option exercises (except for expiring options) as we get closer to the closing of the transaction. More information on any blackout period will be provided in the coming weeks and months.

21.

Any advice for those of us holding options? I know this can be financially more nuanced and complicated than many might even realize. At my last company, when we got acquired, they arranged free optional 1:1 sessions with a financial advisor for each of us. Have you thought of anything like this we can do at Rockley to make sure everyone can make the most of our options as we now go public? Maybe even a group session with Averil might be great to explain the process and pitfalls to watch out for.

As a public company we cannot guide or educate the employees on how to trade on their options. We would encourage you to talk to your financial advisors and make the right call.

22.

Will our vesting schedule change? Will there be a multiplier on our number of options versus the number of shares we will receive in the new company? Is the Exercise/Strike price of my vested stock subject to change?

Upon the closing of the transaction, outstanding stock options will be converted into options to purchase shares of the publicly traded company resulting from the SPAC merger. The converted options will undergo a stock split and the exercise price will be adjusted by the same stock split ratio. As an example (and for illustrative purposes only), if you hold an option to purchase 1,000 shares with an exercise price of $5.00/share (equal to an aggregate exercise price of $5,000), your existing option will be exchanged for a new option to purchase shares in the publicly traded company at a ratio anticipated to range from 2.1 to 2.4610 shares for each underlying Rockley share, or an option to purchase between 2,100 to 2,461 public company shares with a new exercise price in the range of $2.03169443/share (for 2,461 shares) to $2.38095238/share (for 2,100 shares) (equal to the same aggregate exercise price of $5,000). This proportionate adjustment will be applied to your entire outstanding option (both the vested and unvested portion). The details of the conversion will be provided over the next several weeks. Your vesting schedule will remain the same.

23.	Will we be able to purchase Rockley stock through payroll deductions similar to what other public companies offer?

We are reviewing the possibility of offering employees the ability to buy stock at a discount through payroll deductions under an employee stock purchase plan following the closing. Additional details will be provided after the closing.

24.	Should I exercise my Rockley options before the listing?

We cannot provide you with tax, investment or legal advice with respect to the decision to exercise your stock options. We encourage you to talk to your financial advisors. As we get closer to the closing, we may impose an administrative blackout on option exercises (except for expiring options) to facilitate the closing process. In addition, if you exercise your option after the closing and before we are able to register your shares with the US SEC, you may not be able to resell your shares that you receive upon exercise of your option for a considerable period of time. More information on any blackout period and additional resale limitations will be provided in the coming weeks and months.

25.	How/Where can I find the strike/Exercise price of my vested stock? There is an Exercise price mentioned on the Carta website, is this the correct price?

You may refer to your original stock option agreement. We will be transitioning away from Carta to a new platform in the upcoming months.

26.	Where can I get a copy of my original offer letter and equity agreement?

You may request a copy from Khalilah El-Amin via email at khalilah.el-amin@rockleyphotonics.com.

27.	Do I have to wait to exercise my vested stock until listed on the NYSE, or can I exercise them now?

You may exercise your vested stock options prior to the listing date. As we get closer to the closing, we may impose an administrative blackout on option exercises (except for expiring options) to facilitate the closing process. More information on any blackout period will be provided in the coming weeks and months.

Additional Resources

29.	What if I have a question? Who should I go to?

We realize that you will have a lot of questions. We will continue to communicate with you as things evolve; however, many of the questions we will not be able to answer yet. There will be a lot of public disclosure in the coming weeks that you will have access to. Please bear with us over the upcoming months as we work through a very complex process, bring it to success, and get the information we need to answer your questions. We plan to continue to share publicly available information and answer questions as appropriate throughout the process. If these various communications do not answer your question(s) please send your question(s) to questions@rockleyphotonics.com.

Becoming a public company requires us to be more mindful of our new status and aware of the risks associated with it. With increased visibility comes increased scrutiny.

We are asking everyone in the Rockley orbit to exercise a greater degree of discretion, professionalism and confidentiality. Understand that wearing the “Rockley badge” means more now than ever. Please know that you, the work you have done, and your continued focus on achieving goals have a direct impact to the success of this process, and to Rockley Photonics overall growth and success. We thank you for your hard work and efforts, and for raising your valued questions as we navigate through this next chapter.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” regarding SC Health Corporation (“SC Health”), Rockley Photonics Limited (“Rockley” or the “Company”), Rockley Photonics Holdings Limited (“HoldCo”), Rockley Mergersub Limited, and the combined company. Statements in this communication that are not historical in nature may constitute such forward-looking statements. In addition, any statements that refer to SC Health’s, the Company’s, HoldCo’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and the negative thereof or similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, but are not limited to, statements regarding the following: SC Health’s or Rockley’s management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future; the potential impact of the proposed transaction on Rockley and the combined company, including Rockley’s ability to develop and commercially launch its products; the anticipated or potential features, benefits, and applications for Rockley’s products and technology and timing thereof; Rockley’s projected financial information and anticipated growth rate, the market opportunity for Rockley’s products and technology; the anticipated timing of the closing of the transaction; and the anticipated gross proceeds the transaction is expected to deliver to the combined company. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond SC Health’s, the Company’s, HoldCo’s, or the combined company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: (i) the ability of the parties to complete the transaction, including the PIPE financing, during the anticipated timeframe or at all; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and Plan of Merger; (iii) SC Health’s HoldCo’s, or Rockley’s, as applicable, ability to obtain additional financing to complete the transaction and execute on the Company’s strategy and business plan after the transaction and ability to obtain or maintain the listing of HoldCo ordinary shares and HoldCo warrants on the New York Stock Exchange following the transaction; (iv) the funds in the trust account being available to SC Health or, following the transaction, the combined company; (v) SC Health’s public securities’ liquidity and trading; (vi) the lack of a market for SC Health’s securities; (vii) the use of funds not held in the trust account or available to SC Health from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) the number of SC Health shareholders voting against the proposed transaction; (x) the anticipated impact of the transaction on Rockley and the combined company, including Rockley’s ability to develop and commercially launch its products; (xi) the status and expectations regarding Rockley’s customer and potential customer relationships; (xii) the success of Rockley’s strategic relationships with third parties; (xiii) the ability of Rockley to increase market shares in its existing markets or any new markets it may enter; (xiv) changes adversely affecting the businesses in which Rockley is engaged; (xv) the ability of Rockley to manage its growth effectively; (xvi) Rockley’s or the combined company’s ability to execute on its business strategy and plans; (xvii) Rockley’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the transaction; (xviii) Rockley’s or the combined company’s ability to obtain any required regulatory approvals, including any required FDA approvals, in connection with Rockley’s anticipated products and technology; (xix) tax implications of the proposed transaction; (xx) Rockley’s ability to maintain and protect its intellectual property; (xxi) the ability the Rockley to achieve and maintain profitability in the future and (xxii) the impact of the COVID-19 pandemic; as well as the factors described under the heading “Risk Factors” in SC Health’s registration on Form S-1 (File No. 333-232240), the registration statement on Form S-4 (File No. 333-255019) filed by HoldCo and discussed below and other documents filed by SC Health or HoldCo from time to time with the U.S. Securities and Exchange Commission (the “SEC”). The forward-looking statements contained herein are based on SC Health’s, Rockley’s, and HoldCo’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting SC Health, Rockley, and HoldCo will be those that have been anticipated. SC Health, Rockley, and HoldCo undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Additional Information and Where To Find It

In connection with the proposed transaction, Rockley Photonics Holdings Limited (“HoldCo”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-255019) (the “Registration Statement”), which includes a document that serves as a preliminary prospectus of HoldCo and preliminary proxy statement of SC Health Corporation (“SC Health”) and is referred to as a prospectus/proxy statement. SC Health will mail a final prospectus/definitive proxy statement and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that SC Health will send to its shareholders in connection with the proposed transaction. Each of the parties also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SC Health, Rockley Photonics Limited (the “Company”), and HoldCo are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction, and when available, the final prospectus/definitive proxy statement in connection with SC Health’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed transaction (and related matters) because the final prospectus/definitive proxy statement will contain important information about the proposed transaction and the parties to the proposed transaction. The final prospectus/definitive proxy statement will be mailed to shareholders of SC Health as of a record date to be established for voting on the proposed transaction. Investors and shareholders of SC Health will also be able to obtain copies of the final prospectus/definitive proxy statement and other documents that are filed or will be filed with the SEC by SC Health or HoldCo (including the Registration Statement), without charge, once available, at the SEC’s website at www.sec.gov. The documents filed by SC Health with the SEC may also be obtained free of charge at SC Health’s website at www.schealthcorp.com, or upon written request to: SC Health Corporation, 108 Robinson Road #10-00, Singapore 068900, Republic of Singapore.

Participants in the Solicitation

SC Health Corporation (“SC Health”), Rockley Photonics Limited (“Rockley” or the “Company”), Rockley Photonics Holdings Limited (“HoldCo”), Rockley Mergersub Limited, and their respective directors, executive officers, other members of management, and employees, under the rules of the U.S. Securities and Exchange Commission (the “SEC”), may be deemed to be participants in the solicitation of proxies of SC Health’s shareholders in connection with the proposed transaction. Information about SC Health’s directors and executive officers is set forth in SC Health’s annual report on Form 10-K filed with the SEC on March 31, 2021. To the extent that holdings of SC Health’s securities have changed since the amounts printed in SC Health’s’ annual report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such persons and other persons who may be deemed participants in the proposed transaction, including more detailed information regarding the names and interests in the proposed transaction of SC Health’s directors and officers, may be obtained by reading SC Health’s filings with the SEC as well as the registration statement on Form S-4 (File No. 333-255019) (the “Registration Statement”) filed by HoldCo with the SEC in connection with the proposed transaction, which includes the preliminary proxy statement of SC Health and the preliminary prospectus of HoldCo for the proposed transaction. Additional information regarding the names and interests of the Company’s and HoldCo’s respective directors and executive officers and HoldCo’s director nominees may also be obtained by reading the Registration Statement filed with the SEC in connection with the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute, an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.